`UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of January 2008

Commission File Number:

ATLANTA GOLD INC.

(Translation of registrant’s name into English)

1250 – 155 University Avenue, Toronto, Ontario M5H 3B7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X

Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               .

On January 23, 2008, Atlanta Gold Inc. issued a press release “ATLANTA GOLD INC. APPOINTS JOHN D. JACKSON TO ITS BOARD OF DIRECTORS” which is attached.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATLANTA GOLD INC.

By: /s/ Bill Baird

Name: Bill Baird

Title:   Director, President and

Chief Executive Officer

Date:  January 24, 2008.

NEWS RELEASE

January 23, 2008

ATLANTA GOLD INC. APPOINTS JOHN D. JACKSON TO ITS BOARD OF DIRECTORS

Toronto, Ontario – Atlanta Gold Inc. (TSX: ATG) - James Gray, Chairman of the Company, is pleased to announce the appointment of Mr. John D. Jackson to its board of directors. Mr. Jackson, one of Idaho’s best known entrepreneurs, has extensive experience in business development, growth and operations and is widely recognized for his ability to transform ideas into successful enterprises. Mr. Jackson founded Jackson Oil Inc., a wholesale and transportation company and a nationally recognized chain of approximately 100 branded convenience stores which operate in several states in the U.S.

In addition to his business achievements, Mr. Jackson has also invested in his community and in Idaho’s future. He is on the board of a number of private and community organizations in Idaho including Member of the Board of Trustees of the College of Idaho, Trustee of the Boise State University Foundation, US Bank Western Idaho, Board of Directors, Chairman National Shell Wholesale Council, member of the Chevron Western Region Jobber Council; State of Idaho Petroleum Storage Tank Fund Trustee and Board member of St. Luke’s Regional Medical Center.

Mr. Jackson was awarded Boise Area Chamber of Commerce “Small Business Person of the Year” in 1993, received Idaho Coaches Association “Distinguished Service Award” in 1998 and was presented with United States Senator Mike Crapo’s “Spirit of Idaho” award in 2003 and "Idaho's Brightest Star" award by Governor Kempthorne in 2006.

As previously announced on January 15 and 18, 2008, the Company has made significant progress by strengthening its board and management team and changing the strategic focus of its Atlanta gold project which now has the potential to become a significant near-term gold producer. The Board believes that Mr. Jackson’s participation will contribute to the growth and development of the Company’s Atlanta gold project as it moves closer to production.

About the Company

Atlanta Gold Inc. (TSX: ATG) holds through its 100% owned subsidiary, Atlanta Gold Corporation, a 100% interest in the Atlanta property which comprises 1,891 acres and is located 65 miles east of Boise, in Elmore County, Idaho. A long history of mining makes Atlanta very suitable for the development of new mining projects.

The Company is focused on advancing its core asset, Atlanta, towards mine development and production and on acquiring, exploring and developing other attractive gold projects.

For further information contact:

Bill Baird

President and CEO

Telephone: (416) 777-0013; Fax: (416) 777-0014

E-mail: info@atgoldinc.com